RECEIVED

2005 APR 25 P 4:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE


SAMSUNG
ELECTRONICS


05007489

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

April 20, 2005

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Investment in Memory Line)should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com

PROCESSED
APR 29 2005
THOMSON FINANCIAL

dlw 4/29


SAMSUNG

ELECTRONICS

April 18, 2005

Investment in Memory Line

On April 18, 2005, the management committee of Samsung Electronics decided to invest in expanding and upgrading the existing memory line.

- Investment target: Memory line
- Investment amount: KRW 775,800,000,000
- Products: Memory products, including DRAM, and Flash
- Purpose: To meet the growing market demand and increase profitability through enhancing cost competitiveness.
- Financing: Cash on hand
- Location: Gyeonggi-do Hwaseong/Giheung, Korea


SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

April 20, 2005

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Investment in System LSI)should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com


SAMSUNG

ELECTRONICS

April 18, 2005

Investment in System LSI

On April 18, 2005, the management committee of Samsung Electronics decided to invest in capacity expansion of System LSI production line.

- Investment target: System LSI production line
- Investment amount: KRW 143,000,000,000
- Products: Non-memory products, such as LDI
- Purpose: To expand production capacity in response to an increase in demand for System LSI.
- Financing: Cash on hand
- Location: Gyeonggi-do Giheung, Korea